EXHIBIT 99.4

Press Release

Canada: Fort Hills Project Reaches First Oil

Paris, January 29, 2018 – Total announces that the Fort Hills oil sands project located in Alberta, Canada, 90 kilometers north of Fort McMurray, has achieved first oil. Production will ramp up over the next months to reach a plateau of 180,000 barrels per day. The project is operated by Suncor and owned by Suncor (53.06%), Total (26.05%) and Teck (20.89%).

“We are pleased to see Fort Hills achieving first oil after a challenging construction program of several years in a difficult climatic environment and we congratulate the operator Suncor for having brought to bear all of its expertise to carry out this project”, stated Arnaud Breuillac, President Exploration & Production at Total.

In line with its strategy, which aims at focusing its capital allocation on low breakeven oil projects and managing its investment effort with discipline on the most profitable projects, and in agreement with the other partners of the project, Total reduced gradually since 2015 its interest from 39.2% to 26.05%. It should eventually settle near 25% once the final project cost is known.

Total Exploration & Production in Canada

Total has been present in Canada’s upstream since 1999. In addition to Fort Hills, the Group holds a 50% interest in the Surmont project with a gross capacity of 150,000 barrels of oil per day. In 2017, the Group’s production in Canada was 59,000 barrels of oil per day.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

* * * * *

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.